WILLIAMSBURG INVESTMENT TRUST

December 5, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Williamsburg Investment Trust (the “Trust)
File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms.  Karen Risotto of the staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on November 21, 2013 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the proxy materials reflecting the changes described in the letter. The following are comments provided by the Commission staff and the Trust’s response to each:

IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE PROPOSALS

1.  In the response to the “Questions and Answers” section, “Why are shareholders of the Davenport Equity Opportunities Fund being asked to vote on changing the Fund’s classification from a diversified to a non-diversified Fund,” please disclose any other changes to the Fund’s principal investment strategies resulting from the change in classification besides enabling the Fund to invest larger percentages of its assets in the securities of a single issuer.

RESPONSE:  At this time, there will be no other changes to the Davenport Equity Opportunities Fund’s principal investment strategies resulting from the change to a non-diversified classification.

PROXY STATEMENT

2.  “Proposal 1: Election of Trustees, Information about the Nominees” - Please revise the caption in the table providing information on the Nominees to read: “Principal Occupations(s) and Other Directorships of Various Companies During Past Five Years”

RESPONSE:  The caption has been so revised.

3.  “Proposal 3: To Replace the Fundamental Investment Limitations of the Davenport Funds, Government Street Funds and Jamestown Funds with New Updated Fundamental Limitations and to Eliminate Certain Fundamental Limitations that are Not Required” - In the sentence stating that an investment company’s fundamental limitations may not be changed except by a majority vote of shareholders, please indicate that a “majority” would meet the definition of the 1940 Act.

RESPONSE:  The sentence has been revised as follows:  “The 1940 Act requires every investment company to adopt limitations with respect to certain activities and provides that such limitations may not be changed except by a majority vote of shareholders, as defined in the 1940 Act.”

4.  “Proposal 3a(i) - To Amend the Fundamental Investment Limitation with Respect to Borrowing Money”- In the description of the purpose of the new proposed fundamental limitation on borrowing, please expand the disclosures to reflect the borrowing limitations of the 1940 Act.

RESPONSE:  The section, “Purpose of Proposal” has been revised as follows:

The purpose of this Proposal is to make each Fund’s fundamental investment limitation on borrowing consistent with applicable limitations under the 1940 Act.  The 1940 Act generally permits a mutual fund to borrow money in an amount equal to or less than 33⅓% of its total assets (including the amount borrowed) from banks, or an amount equal to or less than 5% of its total assets for temporary purposes from any unaffiliated lender. The proposed change would expand the Funds’ flexibility to borrow to the extent permitted by the 1940 Act and simplify the current limitation by omitting unnecessary exceptions and explanations.

5.  “Proposal 3c - To Amend the Fundamental Investment Limitation with Respect to Concentrating Investments in a Particular Industry or Group of Industries”- Confirm that the Funds will “look through” the assets held by an affiliated investment company in which such Fund invests for the purpose of meeting the Funds’ fundamental investment limitation on industry concentration.

RESPONSE:  The Funds will “look through” to the underlying assets of an affiliated investment company in which such Fund invests for the purpose of monitoring compliance with the Funds’ fundamental investment limitation on industry concentration.

6.  “Proposal No. 3j - To Eliminate Outdated Fundamental Limitations Not Required by Law”- The discussion of the proposal to eliminate outdated fundamental investment limitations not required by law should include disclosure on the potential risks of investing in each outdated fundamental limitation where applicable.

RESPONSE:  We have revised disclosures regarding the effect of the Proposal and added new disclosure regarding the potential risks, as follows:

Effect of Proposal.  The removal of these limitations is not expected to change the way the Funds are managed or to affect their operations. The Funds currently do not intend to invest in the securities of any issuer that is an affiliate of the Trust, invest for the purpose of exercising control, purchase securities on margin, or participate on a joint or joint and several basis in any trading account in securities.  If the Proposal is approved, it is possible that some of the Funds may exercise their increased authority, for example with respect to their ability to make short sales, invest in restricted securities or invest in issuers with less than three years’ continuous operation. Any material use of this increased authority by the Funds would be subject to review by the Board and would be reflected in the Funds’ disclosures to shareholders, including any material risks, as appropriate.

The potential risks of eliminating the outdated policies are described below:

Restricted Securities Risks.  If the Funds were to invest in restricted securities to a greater extent than is currently permitted, they would be subject to certain risks. Restricted securities may have contractual or legal restrictions on resale to the general public which may impact a Fund’s ability to sell these securities at an advantageous time or price.  Restricted securities may be subject to erratic price movements and may be more difficult to price than other securities.

Short Sales Risks.  If the Funds were to make short sales of securities to a greater extent than is currently permitted, they would be subject to certain risks. A short sale involves the sale of shares that the Fund does not own in anticipation of purchasing those shares in the future at a lower price and is considered a speculative practice.  If the price of the shares sold short increases, the Fund will realize a loss.  The amount of this loss in theory is unlimited because there is no limit on the possible increase in price of the securities sold short.

Issuers with Less than Three Years of Operations Risks.  If the Funds were to invest in securities of issuers with less than three years of operations to a greater extent than is currently permitted, they would be subject to certain risks. These securities may lack the management experience, financial resources, product diversification and competitive strengths of more seasoned companies and may experience higher failure rates.  In many instances, these securities are traded only over the counter or on a regional securities exchange and the frequency and volume of their trading is substantially less than is typical of more established companies.

*********************************
We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary